April 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Galectin Therapeutics, Inc.
Registration Statement on Form S-3/A
File No. 333-230085

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 10, 2019, in which we, Galectin Therapeutics, Inc., (the “Company”) requested, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on Wednesday, April 10, 2019, or as soon thereafter as practicable.

We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Jack W. Callicutt
Jack W. Callicutt Chief Financial Officer